Exhibit 99.1

FOR IMMEDIATE RELEASE

Giant Interactive Announces

THIRD QUARTER 2012 RESULTS

SHANGHAI, PRC — November 13, 2012 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or the “Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the third fiscal quarter ended September 30, 2012.

Third Quarter 2012 Highlights as Compared to Second Quarter 2012 (“QoQ”) and Third Quarter 2011 (“YoY”):

•	Net revenue was RMB543.2 million (US$86.4 million), up 2.8% QoQ and up 18.6% YoY.

•	Gross profit was RMB468.1 million (US$74.5 million), up 1.5% QoQ and up 18.6% YoY. Gross profit margin for the third quarter 2012 was 86.2%.

•	Net income attributable to the Company’s shareholders was RMB311.7 million (US$49.6million), up 1.4% QoQ and down 13.7% YoY. The margin of net income attributable to the Company’s shareholders for the third quarter 2012 was 57.4%.

•	Basic and diluted earnings per American Depositary Share (“ADS”) which represents one ordinary share, were RMB1.32 (US$0.21) and RMB1.28 (US$0.20), respectively, compared to basic and diluted earnings per ADS of RMB1.30 and RMB1.26, respectively, for the second quarter 2012, and basic and diluted earnings per ADS of RMB1.54 and RMB1.53, respectively, for the third quarter 2011.

•	Non-GAAP net income attributable to the Company’s shareholders was RMB342.5 million (US$54.5 million), up 0.9% QoQ and 20.2% YoY. The margin of non-GAAP net income attributable to the Company’s shareholders was 63.0%.

•	Basic and diluted non-GAAP earnings per ADS were RMB1.45 (US$0.23) and RMB1.41 (US$0.22), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.43 and RMB1.40, respectively, for the second quarter 2012, and basic and diluted non-GAAP earnings per ADS of RMB1.22 and RMB1.21, respectively, for the third quarter 2011.

•	Active Paying Accounts (“APA”) for online games was 2,241,000, up 1.1% QoQ and up 7.4% YoY.

•	Average Revenue Per User (“ARPU”) for online games was RMB238, up 2.4% QoQ and up 9.6% YoY.

•	Average Concurrent Users (“ACU”) for online games was 694,000, up 1.3% QoQ and up 4.9% YoY.

•	Peak Concurrent Users (“PCU”) for online games was 2,328,000, up 0.9% QoQ and up 1.4% YoY.

Please refer to the table on page 8 for a reconciliation between net income attributable to the Company’s shareholder on a GAAP to non-GAAP basis.

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Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “Our solid third quarter results reflect the strength of our expanded MMO game portfolio. Overall, we are pleased to see our underlying businesses perform well, especially with respect to our diversification efforts.

While the largest portion of our revenue is still based on the ZT Online 1 Series, we are seeing promising results from our portfolio diversification strategy implemented over the past year. For example, ZT Online 2 has emerged as a key revenue growth driver. In addition, ZT Online 2’s micro-client version, which successfully launched in September 2012, is now acquiring new users every day and, as we expected, is already contributing to revenue. We have also bolstered our MMORPG pipeline with titles such as World of Xianxia. The positive feedback we received from the engineering testing of such game in September 2012 indicates its potential to be another blockbuster game, and demonstrates the Company’s superior MMORPG development capabilities to continue creating products that attract hardcore gamers. Besides MMORPGs, we have made substantial progress in games under brand new genres such as the recent release of an upgraded single-player campaign version of Glorious Mission, which has exceeded our expectations by attracting over a million downloads. We believe these strong third quarter results offer a first look at the new revenue growth profile based on which we expect our future earnings and growth.

As a pivotal business initiative, we have also made progress developing our webgame pipeline, which is part of our diversification efforts. For example, we anticipate the commercial launch of two webgames in the first quarter 2013. Even as we invest in growing our business by introducing new game types, while also exploring new markets and user bases, we continue to successfully maintain growth rates and profitability that exceed the industry average.

Finally, our Company is positioned for long-term growth as we continue to exercise our multi-year plan to broaden our user base by diversifying our game portfolio, increasing our distribution through the leveraging of our strong relationships with internet platform partners, and increasing our geographic footprint through developing and licensing innovative new games. I have never been more excited about the future of Giant and am confident that the new games in our pipeline will enable us to reach new levels of success and growth.”

Third Quarter Fiscal 2012 Unaudited Financial Results

Net Revenue. Net revenue for the third quarter 2012 was RMB543.2 million (US$86.4 million), representing a 2.8% increase from RMB528.2 million in the second quarter 2012, and an 18.6% increase from RMB457.9 million in the third quarter 2011.

Revenue from online games in the third quarter 2012 totaled RMB523.8 million (US$83.3 million), representing a 3.5% increase from RMB505.9 million in the second quarter 2012, and an 18.0% increase from RMB443.9 million in the third quarter 2011. The sequential and year-over-year increases in online game net revenue were mainly due to the growth of the ZT Online franchise.

APA for online games in the third quarter 2012 was to 2,241,000, representing a 1.1% sequential increase and a 7.4% increase over the third quarter 2011. The sequential and year-over-year increases in APA were mainly due to an increase in ZT Online 2 users. ARPU for online games in the third quarter 2012 was RMB238, representing a 2.4% sequential increase and a 9.6% increase over the third quarter 2011. The slight sequential and year-over-year increases in ARPU were due to ZT Online 2 users spending more as they progress through the game. ACU for online games in the third quarter 2012 was 694,000, representing a 1.3% sequential increase and a 4.9% increase over the third quarter 2011. PCU for online games in the third quarter 2012 was 2,328,000, representing a 0.9% sequential increase and a 1.4% increase over the third quarter 2011. The slight sequential and year-over-year increases in ACU and PCU were mainly due to the continual popularity of the ZT Online franchise.

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Cost of Services. Cost of services for the third quarter 2012 was RMB75.1 million (US$12.0 million), representing a 12% increase from the second quarter 2012 and an 18.7% increase from the third quarter 2011. The sequential and year-over-year increases in cost of services were mainly due to an increase in value-added tax payable as a result of increased game card sales to distributors in connection with a holiday promotion, and an increase in compensation for technical operations and customer service staff.

Gross Profit and Gross Margin. Gross profit for the third quarter 2012 was RMB468.1 million (US$74.5million), representing a 1.5% increase from the second quarter 2012 and an 18.6% increase from the third quarter 2011. Gross margin for the third quarter 2012 was 86.2%, down from 87.3% in the second quarter 2012, and remained flat compared with the third quarter 2011.

Operating Expenses. Total operating expenses for the third quarter 2012 were RMB141.7 million (US$22.6 million), representing a 6.4% increase from RMB133.2 million in the second quarter 2012 and a 24.7% increase from RMB113.7 million in the third quarter 2011. As a percentage of revenue, total operating expenses were 26.1% for the third quarter 2012, compared to 25.2% in the second quarter 2012 and 24.8% in the third quarter 2011. The sequential increase in operating expenses was mainly attributable to a decrease in financial incentives received from the government, which are recorded as an offset to operating expenses. The year-over-year increase was mainly due to share-based compensation expenses related to restricted shares granted at the end of November 2011, as well as the general increase in cash compensation including raises and performance based bonuses.

Research and product development (“R&D”) expenses for the third quarter 2012 was RMB76.1 million (US$12.1 million), representing a 5.6% decrease from RMB80.6 million in the second quarter 2012 and a 55.5% increase from RMB48.9 million in the third quarter 2011. As a percentage of revenue, R&D expenses were 14.0% for the third quarter 2012, compared to 15.3% in the second quarter 2012 and 10.7% in the third quarter 2011. The sequential decrease in R&D expenses was mainly attributable to higher expenses in the second quarter 2012 associated with certain game projects that were no longer being capitalized, and the lack of such expenses in the third quarter 2012. The year-over-year increase was primarily due to increased compensation for R&D employees and share-based compensation expenses related to restricted shares granted at the end of November 2011.

Sales and marketing (“S&M”) expenses for the third quarter 2012 were RMB37.4 million (US$5.9 million), representing a 21.6% decrease from RMB47.7 million in the second quarter 2012, and a 24.7% decrease from RMB49.6 million in the third quarter 2011. As a percentage of revenue, S&M expenses were 6.9% in the third quarter 2012, compared to 9.0% in the second quarter 2012 and 10.8% in the third quarter 2011. The sequential decrease in S&M expenses was due to the higher marketing expenses incurred in the second quarter 2012 to promote the first expansion pack of ZT Online 2. The year-over-year decrease in S&M expenses was due to marketing expenses incurred in the third quarter 2011 related to the open beta testing of ZT Online 2.

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General and administrative expenses (“G&A”) for the third quarter 2012 were RMB38.3 million (US$6.1 million), representing a 0.3% increase from RMB38.2 million in the second quarter 2012, and a 52.2% increase from RMB25.2 million in the third quarter 2011. As a percentage of revenue, G&A expenses were 7.0% in the third quarter 2012, compared to 7.2% in the second quarter 2012 and 5.5% in the third quarter 2011. The sequential increase in G&A expenses was minimal, and the year-over-year increase was mainly attributable to the share-based compensation expenses related to the restricted shares granted at the end of November 2011.

Government Financial Incentives. The government financial incentives, which mainly relate to the refund of business tax, value-added tax, and enterprise income tax from the Shanghai municipal government, was RMB10.0 million (US$1.6 million) in the third quarter 2012. The Company records these government financial incentives as a reduction in operating expenses.

Interest Income. Interest income for the third quarter 2012 was RMB31.3 million (US$5.0 million), representing a 21.9% increase from RMB25.6 million in the second quarter 2012, and a 20.9% decrease from RMB39.5 million in the third quarter 2011. The sequential increase in interest income was mainly due to the growing cash balance and higher returns on several short-term investments during the current quarter, while the year-over-year decrease was due to the Company’s lower cash balances after the payment of the one-time special cash dividend of US$707.9 million or US$3.00 per ADS or ordinary share in September 2011.

Income Tax. Income tax expense for the third quarter 2012 was RMB30.9 million (US$4.9 million), compared to income tax expense of RMB36.3 million in the second quarter 2012 and income tax benefit of RMB19.3 million in the third quarter 2011. Income tax expense decreased sequentially mainly due to a decrease in our consolidated effective tax rate, but increased year-over-year due to the recognition of RMB63.0 million in deferred tax assets (an increase in deferred tax asset on the balance sheet and a corresponding income tax benefit on the income statement) in the third quarter 2011.

Net Income Attributable to the Company’s Shareholders. Net income attributable to the Company’s shareholders for the third quarter 2012 was RMB311.7 million (US$49.6 million), representing a 1.4% increase from RMB307.2 million in the second quarter 2012, and a 13.7% decrease from RMB361.3 million in the third quarter 2011. The sequential increase in net income attributable to the Company’s shareholders was mainly due to the increase in online game revenue, partially offset by the decrease in government financial incentives. The year-over-year decrease was a result of (a) a significant increase in income tax expense, which reflected an income tax benefit in the third quarter of 2011 due to the one-time recognition of RMB63.0 million in deferred tax assets, (b) a decrease in other income of RMB19.0 million which was mainly due to foreign exchange gains as the Company obtained a more favorable exchange rate for the repatriation of cash for the special cash dividend paid during the third quarter 2011, and (c) a significant increase in net income attributable to non-controlling interest, which reflected the financial results of the reorganization of the Company’s game development studios. The margin of net income attributable to the Company’s shareholders was 57.4% for the third quarter 2012, compared to 58.2% in the second quarter 2012 and 78.9% in the third quarter 2011.

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Non-GAAP net income attributable to the Company’s shareholders for the third quarter 2012 was RMB342.5 million (US$54.5 million) representing a 0.9% increase from RMB339.4 million in the second quarter 2012, and a 20.2% increase from RMB284.9 million in the third quarter 2011. As described in further detail in the reconciliation table below, non-GAAP net income attributable to the Company’s shareholders excludes non-cash share-based compensation expense, as well as the one-time items from the third quarter 2011 relating to recognition of additional deferred tax assets and foreign exchange gains on the payment of a special dividend. The margin of non-GAAP net income attributable to the Company’s shareholders was 63.0% for the third quarter 2012, compared to 64.3% in the second quarter 2012 and 62.2% in the third quarter 2011.

Cash and Cash Equivalents and Short-Term Investments. As of September 30, 2012, the Company’s cash and cash equivalents and short-term investments totaled RMB2,337.7 million (US$372.0 million), compared to RMB1,998.7 million as of June 30, 2012. The sequential increase was primarily due to the growth of the Company’s game operations and effective cost controls.

Cash Dividend. The Board of Directors has approved, beginning in 2013, a change in the Company’s payment of cash dividends to the Company’s shareholders from on an annual basis to on a semi-annual basis. The payment amounts and dates are subject to approval by the Board of Directors and compliance with applicable laws.

Business Highlights and Outlook

Existing Games

ZT Online 1 Series – During the third quarter 2012, the Company held several ZT Online PK tournaments and introduced new gameplay designed to encourage interaction among gamers, both of which received positive feedback from gamers. The Company also plans to launch an expansion pack for ZT Online in the first quarter 2013. In addition, the Company released a selection of new ZT Online Classic Edition gameplay centered on farming and guild functions and, for the ZT Online Green Edition, optimized the pet raising and equipment upgrading systems.

ZT Online 2 – In August, the Company launched the first part of a new ZT Online 2 expansion pack to attract gamers during the summer holiday. The first part of the expansion pack included new in-game activities and gameplay that were well received by gamers. During the fourth quarter, the Company will release the second part of the much anticipated expansion pack, which includes two new professions and additional in-game activities. The micro-client version of ZT Online 2 has gained positive momentum since the beginning of its testing on Qihoo 360’s platform in September. The Company plans to add additional servers for the micro-client version during the fourth quarter 2012.

Elsword – In third quarter 2012, the Company released a new expansion pack for Elsword during the summer holiday that was directed towards younger gamers and increased user activity for the game. In the fourth quarter 2012, the Company plans to introduce another expansion pack to commemorate the first anniversary of the game’s commercial launch in order to further boost momentum.

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Allods Online – Allods Online began its closed beta testing on August 30, 2012 and its performance has met with the Company’s expectations. Its 3D western-style fantasy and science fiction theme has also helped attract a more diverse user base. The Company expects to launch its first expansion pack in the fourth quarter 2012.

Pipeline Games

World of Xianxia - World of Xianxia is a self-developed 3D Chinese fantasy-style MMORPG with an ancient Chinese mythological theme. The game allows users to compete against each other as part of small groups. In September 2012, the Company conducted the second round of engineering testing with limited accounts. The testing results have been positive, demonstrating the high quality of the game and its ability to continuously attract and engage gamers. The development team is currently working to improve new gamers’ experience based on user feedback and add additional content to the game. The Company plans to begin unlimited closed beta testing in the fourth quarter 2012, supported by large scale marketing campaigns in March or April 2013.

Webgames - Genesis of the Empire is an action role playing game (“ARPG”) based on the Three Kingdoms period of ancient Chinese history. The Sky is an ARPG incorporating core gameplay mechanics from the ZT Online series. The Company conducted engineering testing for both games in the third quarter 2012 and expects to commercially launch the games in the first quarter 2013.

Glorious Mission – Glorious Mission is the Company’s first self-developed first person shooter (“FPS”) game and is currently the only game in the world that is playable from the perspective of China’s military, the People’s Liberation Army (“PLA”). During the third quarter 2012, the Company released an upgraded single-player campaign version of the game based on the version the Company delivered to the PLA in June 2011, which has attracted over one million downloads. The development team is working on the online version and the Company is targeting the first quarter 2013 for an engineering testing.

Fourth Quarter 2012 Guidance — The Company expects sequential growth to be higher in the fourth quarter 2012 when compared to the third quarter 2012 due to contributions from multiple new games.

Conference Call

Giant’s senior management will host a conference call on November 13, 2012 at 8:00 pm (US Eastern Time) / 5:00 pm (US Pacific Time), which is November 14, 2012 at 9:00 am (Beijing Time) to discuss its 2012 third quarter financial results and recent business activities.

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The conference call may be accessed using the following numbers:

US:       +1-866-519-4004

China:  400-620-8038

Hong Kong:   800-930-346

International: +65-6723-9381

Passcode:       Giant (or 44268)

Please dial in approximately 10 minutes before the scheduled time of this call.

A replay of the conference call will be available starting 11:00 pm (US Eastern Time) on November 13, 2012 through 11:00 pm (US Eastern Time) on November 20, 2012 using the following numbers:

US:	+1-866-214-5335
Outside US:	+61-2-8235-5000
Passcode:	58638554

A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This earnings press release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.2848, which was the noon buying rate as of September 30, 2012 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York. The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

The Company has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation, recognition of additional deferred tax assets, and foreign exchange gains on the payment of a special dividend. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company as well as when planning and forecasting future periods.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

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The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group Inc.

Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	361,274,260	307,217,574	311,659,943	49,589,478

Share-based compensation	6,301,546	32,181,526	30,827,515	4,905,091
Recognizing additional deferred tax assets	(63,240,829)	-	-	-
Foreign exchange gains on the payment of a special dividend	(19,437,460)	-	-	-
Non-GAAP net income attributable to the Company’s shareholders:	284,897,517	339,399,100	342,487,458	54,494,569

Non-GAAP earnings per share:

Basic	1.22	1.43	1.45	0.23
Diluted	1.21	1.40	1.41	0.22

Weighted average ordinary shares:

Basic	233,989,130	236,700,106	236,534,154	236,534,154
Diluted	235,648,260	243,280,108	243,395,859	243,395,859

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share, and focuses on massively multiplayer online role playing games. Currently, Giant operates multiple games, including the ZT Online 1 Series, ZT Online 2, Giant Online, XT Online, The Golden Land, Elsword, and Allods Online. The Company has built a nationwide distribution network to sell the prepaid game cards and game points required to play the Company’s games. For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

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Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include statements regarding the Company’s expectation for sequential growth in the fourth quarter 2012, the ability of the Company to introduce new game types to maintain its growth rates and profitability that exceed the industry average, the ability of the Company to successfully diversify its revenues, the sustained progress and performance of ZT Online 2 after the launch of its first new expansion pack and micro-client version, the sustained growth and diversity of the Company’s user base after the launch, distribution and testing of pipeline games, including MMO games, that are part of the Company’s portfolio diversification strategy, the ability for World of Xianxia to become another blockbuster MMORPG of the Company, the ability of the Company to implement its strategy in connection with webgames such as the expected commercial launches of Genesis of the Empire and The Sky, and the timetable for testing and release of new games and expansion packs in the Company’s game pipeline. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Among the factors that could cause our actual results to differ from what the Company currently anticipates may include a deterioration in the performances of the ZT Online 1 Series and ZT Online 2, unexpected delays in developing expansion packs or in the timetable for testing and launching our games, our dependence on ZT Online 1 Series and ZT Online 2, which currently account for the majority of our historical net revenues, failure of our webgames, MMO pipeline games, first FPS game or other diversification or distribution efforts to grow as successful as expected, our uncertainties with respect to the PRC legal and regulatory environments and the volatility of the markets in which the Company operates.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20-F for the fiscal year 2011, as filed with the Securities and Exchange Commission on April 23, 2012 and in our amended annual report on Form 20-F/A for fiscal year 2011, as filed with the Securities and Exchange Commission on September 26, 2012; both of which are available on the Securities and Exchange Commission’s website at www.sec.gov. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 6 of our annual report for fiscal year 2011. Our actual results of operations for the third quarter of 2012 are not necessarily indicative of our operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely change, the Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

Investor Contacts:
Giant Interactive Group Inc. Rich Chiang, IR Director T: +86-21-3397-9959 E: ir@ztgame.com www.ga-me.com	Giant Interactive Group Inc. Kristie Chen, IR Manager T: +86-21-3397-9971 E: ir@ztgame.com www.ga-me.com
Fleishman-Hillard Hon Gay Lau T: +852-2530-0228 E: giantinteractive@fleishman.com

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GIANT INTERACTIVE GROUP INC.

CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	September 30,	June 30,	September 30,	September 30,
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
ASSETS
Current assets:
Cash and cash equivalents	1,608,527,647	804,654,944	1,017,685,858	161,928,121
Prepayments and other current assets	108,285,283	170,289,336	179,988,925	28,638,767
Accounts receivable	14,032,361	17,051,202	12,082,488	1,922,494
Due from related parties	3,598,811	15,359,843	15,516,480	2,468,890
Inventories	234,833	297,817	562,208	89,455
Deferred tax assets	187,550,300	162,858,572	164,684,388	26,203,600
Short-term investments	306,254,260	1,194,022,110	1,319,976,950	210,026,882

Total current assets	2,228,483,495	2,364,533,824	2,710,497,297	431,278,209
Non-current assets:
Property and equipment, net	159,836,437	336,615,015	343,946,307	54,726,691
Intangible assets, net	24,588,960	28,034,096	28,831,697	4,587,528
Due from research and development entity partners	7,637,000	12,637,000	12,637,000	2,010,724
Goodwill	22,201,960	22,201,960	22,201,960	3,532,644
Investment in equity investees	39,942,140	347,837,176	346,657,534	55,158,085
Long-term investment	29,495,239	39,331,600	39,331,600	6,258,210
Available-for-sale securities	399,097,693	346,218,997	345,966,664	55,048,158
Held-to-maturity securities	100,000,000	190,000,000	190,000,000	30,231,670
Deferred tax assets	10,371,229	22,329,767	23,666,048	3,765,601
Other assets	276,220,919	19,374,293	35,987,666	5,726,143

Total non-current assets	1,069,391,577	1,364,579,904	1,389,226,476	221,045,454

Total assets	3,297,875,072	3,729,113,728	4,099,723,773	652,323,663

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	186,607,355	144,414,604	172,464,838	27,441,579
Advances from distributors	102,658,418	75,732,035	88,701,101	14,113,592
Due to related parties	1,836,294	552,400	1,145,433	182,254
Deferred revenue	522,406,376	497,149,174	502,029,007	79,879,870
Unrecognized tax benefit	42,967,121	47,579,967	47,579,967	7,570,641
Tax payable	4,908,847	19,810,821	32,646,444	5,194,508
Deferred tax liabilities	155,810,298	111,844,191	112,482,669	17,897,573

Total current liabilities	1,017,194,709	897,083,192	957,049,459	152,280,017

Non-current liabilities:
Deferred tax liabilities	8,346,456	25,545,973	25,228,303	4,014,178

Total non-current liabilities	8,346,456	25,545,973	25,228,303	4,014,178

Total liabilities	1,025,541,165	922,629,165	982,277,762	156,294,195

Shareholders’ equity
Ordinary shares (Par value US$0.0000002 per share; 500,000,000 shares authorized as at Sep 30, 2011, June 30, 2012 and Sep 30, 2012 respectively; 273,110,626 shares issued and 235,956,731 shares outstanding at Sep 30,2011 , 273,110,626 shares issued and 236,988,598 shares outstanding at June 30, 2012, 273,110,626 shares issued and 236,479,772 shares outstanding at Sep 30, 2012 )	430	430	430	68
Additional paid-in capital	4,336,278,339	4,448,772,557	4,483,677,511	713,416,101
Statutory reserves	43,890,273	14,125,819	14,125,819	2,247,616
Accumulated other comprehensive loss	(388,275,272)	(409,464,576)	(408,478,961)	(64,994,743)
Retained earnings	378,816,423	808,080,356	1,119,740,300	178,166,417
Treasury stock	(2,099,580,756)	(2,122,597,526)	(2,145,387,206)	(341,361,254)

Total Giant Interactive Group Inc.’s equity	2,271,129,437	2,738,917,060	3,063,677,893	487,474,205

Non controlling interest	1,204,470	67,567,503	53,768,118	8,555,263

Total shareholders’ equity	2,272,333,907	2,806,484,563	3,117,446,011	496,029,468

Total liabilities and shareholders’ equity	3,297,875,072	3,729,113,728	4,099,723,773	652,323,663

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GIANT Interactive Group Inc.

CONSOLIDATED statements of operations AND COMPREHENSIVE INCOME

	Three months ended
	September 30	June 30	September 30	September 30
	2011	2012	2012	2012
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online games	443,922,834	505,935,805	523,808,979	83,345,370
Licensing revenues	12,872,925	14,412,389	14,550,927	2,315,257
Other revenues, net	1,092,202	7,868,368	4,869,426	774,794

Total net revenue	457,887,961	528,216,562	543,229,332	86,435,421

Cost of services	(63,310,384)	(67,099,146)	(75,139,809)	(11,955,800)

Gross profit	394,577,577	461,117,416	468,089,523	74,479,621

Operating (expenses) income:
Research and product development	(48,895,557)	(80,557,569)	(76,055,754)	(12,101,539)
Sales and marketing	(49,630,468)	(47,669,338)	(37,388,125)	(5,948,976)
General and administrative	(25,155,496)	(38,179,977)	(38,290,384)	(6,092,538)
Government financial incentives	10,000,000	33,214,000	10,000,000	1,591,141

Total operating expenses	(113,681,521)	(133,192,884)	(141,734,263)	(22,551,912)

Income from operations	280,896,056	327,924,532	326,355,260	51,927,709

Interest income	39,505,643	25,647,412	31,266,605	4,974,956
Other income, net	25,557,006	13,888,822	6,578,424	1,046,720

Income before income tax expenses	345,958,705	367,460,766	364,200,289	57,949,385

Income tax expense	19,315,492	(36,255,506)	(30,860,090)	(4,910,274)
Share of loss of equity investees	(746,467)	(1,053,761)	(1,179,641)	(187,697)

Net Income	364,527,730	330,151,499	332,160,558	52,851,414

Net income attributable to non controlling interests	(3,253,470)	(22,933,925)	(20,500,615)	(3,261,936)

Net income attributable to the Company’s shareholders	361,274,260	307,217,574	311,659,943	49,589,478

Other comprehensive income (loss), net of tax
Foreign currency translation (loss) gain	(29,652,528)	4,819,713	2,119,300	337,210
Unrealized holding losses	(4,749,315)	(20,059,373)	(1,133,685)	(180,385)

Total other comprehensive income (loss), net of tax	(34,401,843)	(15,239,660)	985,615	156,825

Comprehensive income	326,872,417	291,977,914	312,645,558	49,746,303

Earnings per share:

Basic	1.54	1.30	1.32	0.21
Diluted	1.53	1.26	1.28	0.20

Weighted average ordinary shares:

Basic	233,989,130	236,700,106	236,534,154	236,534,154
Diluted	235,648,260	243,280,108	243,395,859	243,395,859

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